BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02055961

BAA

11 November 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 NOV 21 AM 9:25

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

pp
Alison Livesley
Head of Investor Relations

11/21

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 November 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

BAA

Embargoed till 0700 hrs Monday 11 November 2002

BAA TRAFFIC FOR OCTOBER SHOWS MODEST GROWTH

BAA plc's seven UK airports handled a total of 11.4 million passengers in October, an increase of 16.2% on the same month last year, when traffic was seriously impacted by the tragic events of September 11. In comparison to two years ago, October 2000, traffic growth was 2.3%.

The North Atlantic market, which has been consistently affected by September 11, saw the largest gain in October with an increase of 25.8%, but it remains 13.6% below the level seen in October 2000. Among other markets there were year on year gains of 18.4% in domestic traffic (14.4% growth compared with October 2000), 17.9% in European scheduled traffic (4.7% up on 2000) and 14.6% in other long haul routes (down 4.2% compared with 2000).

Each of the airports, with the exception of Southampton (decline of 2.2%), recorded increases this October compared with last October. Heathrow was up 22.4%, Stansted added 24.2% and Gatwick grew by 5.5%, producing a rise in traffic at the south-east airports of 17.5%. However the overall volume of traffic at the south-east airports was unchanged against October two years ago, but with strong passenger growth at Stansted offsetting Gatwick and Heathrow.

Throughout the post September 11 period, the Scottish airports have continued to perform well, largely underpinned by low fares from traditional and low cost carriers, and traffic was up 10.3% this October (up 18.7% on 2000).

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

Cargo tonnage rose by 13.2% in October, but was still 4% down on the volume recorded in October 2000. Air traffic movements added 1.7%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : October 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Oct-02	% Change	12 months to October-02	% Change
Heathrow	5,492.2	22.4	39,079.1	3.9	61,824.6	0.7
Gatwick	2,668.9	5.5	20,208.0	-6.0	29,194.6	-8.3
Stansted	1,496.5	24.2	10,509.9	13.9	15,367.2	13.6
London Area Total	**9,657.6**	**17.5**	**69,797.0**	2.1	**106,386.4**	**-0.4**
Southampton	72.0	-2.2	511.0	-7.8	798.0	-7.8
Glasgow	777.8	9.5	5,339.4	7.4	7,699.7	6.8
Edinburgh	631.1	12.6	4,380.4	13.2	6,767.1	13.4
Aberdeen	239.7	7.2	1,630.2	0.8	2,565.6	-0.6
Scottish Total	**1,648.5**	**10.3**	**11,350.0**	8.5	**17,032.4**	**8.1**
BAA Total	**11,378.2**	**16.2**	**81,658.1**	2.9	**124,216.8**	**0.7**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Oct-02	% Change	12 months to October-02	% Change
Heathrow	39,804	5.1	275,912	0.8	458,157	-0.2
Gatwick	21,377	-0.4	150,788	-4.6	231,448	-7.8
Stansted	14,199	7.0	96,354	-1.7	148,518	-3.8
London Area Total	**75,380**	**3.8**	**523,054**	-1.3	**838,123**	**-3.1**
Southampton	2,436	-3.2	17,269	-1.1	28,183	0.1
Glasgow	8,045	-8.5	55,906	-4.1	88,756	-4.0
Edinburgh	9,349	-0.2	63,985	5.4	104,988	7.5
Aberdeen	7,335	-3.3	49,644	-5.6	83,305	-3.4
Scottish Total	**24,729**	**-3.9**	**169,535**	-1.2	**277,049**	**0.2**
BAA Total	**102,545**	**1.7**	**709,858**	-1.2	**1,143,355**	**-2.2**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Oct-02	% Change	12 months to October-02	% Change
Heathrow	112,034	14.7	733,136	6.8	1,213,320	0.7
Gatwick	22,864	1.6	143,528	-12.2	242,932	-17.0
Stansted	17,582	17.3	111,262	14.3	180,944	6.3
London Area Total	**152,479**	**12.8**	**987,925**	**4.3**	**1,637,195**	**-1.8**
Southampton	34	4.5	236	28.5	389	12.2
Glasgow	504	7.2	4,335	3.7	5,549	-18.4
Edinburgh	2,267	54.6	13,692	46.0	19,823	18.6
Aberdeen	305	-11.4	2,257	-12.7	3,879	-22.9
Scottish Total	**3,075**	**34.9**	**20,283**	25.6	**29,250**	**2.5**
BAA Total	**155,589**	**13.2**	**1,008,445**	4.7	**1,666,835**	**-1.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

Two year comparison Oct 2002/Oct 2000

Terminal Passengers (000s)	October 2000	October 2002	% Change
Heathrow	5,612.6	5,492.2	-2.1
Gatwick	2,899.3	2,668.9	-7.9
Stansted	1,148.5	1,496.5	30.3
London Area Total	**9,660.4**	**9,657.6**	**-0.0**
Southampton	78.2	72.0	-7.8
Glasgow	666.4	777.8	16.7
Edinburgh	494.3	631.1	27.7
Aberdeen	228.3	239.7	5.0
Scottish Total	**1,389.0**	**1,648.5**	**18.7**
BAA Total	**11,127.6**	**11,378.2**	**2.3**

Air Transport Movements	October 2000	October 2002	% Change
Heathrow	39,263	39,804	1.4
Gatwick	22,485	21,377	-4.9
Stansted	13,457	14,199	5.5
London Area Total	**75,205**	**75,380**	**0.2**
Southampton	2,436	2,436	0.0
Glasgow	7,972	8,045	0.9
Edinburgh	7,782	9,349	20.1
Aberdeen	7,166	7,335	2.4
Scottish Total	**22,920**	**24,729**	**7.9**
BAA Total	**100,561**	**102,545**	**2.0**

Cargo (Metric Tonnes)	October 2000	October 2002	% Change
Heathrow	114,329	112,034	-2.0
Gatwick	29,053	22,864	-21.3
Stansted	15,770	17,582	11.5
London Area Total	**159,152**	**152,479**	**-4.2**
Southampton	20	34	64.2
Glasgow	925	504	-45.6
Edinburgh	1,611	2,267	40.7
Aberdeen	394	305	-22.8
Scottish Total	**2,930**	**3,075**	**4.9**
BAA Total	**162,102**	**155,589**	**-4.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: October 2002

Market	BAA Total Oct 00 (000s)	BAA Total Oct-01 (000s)	BAA Total Oct-02 (000s)	2001 comparison % change	2000 comparison % change
Domestic	1,912	1,847	2,188	18.4	14.4
Eire	534	564	568	0.8	6.3
European Scheduled	4,049	3,594	4,239	17.9	4.7
European Charter*	1,288	1,249	1,343	7.6	4.3
North Atlantic	1,761	1,210	1,522	25.8	-13.6
Other Long Haul	1,584	1,324	1,518	14.6	-4.2
Total	**11,128**	**9,788**	**11,378**	**16.2**	**2.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary